January 4, 2008

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Vyyo Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed April 2, 2007
File No. 000-30189

Dear Mr. Spirgel:

                On November 19, 2007, representatives of Vyyo Inc. (the “Company”) participated in a conference call (the “November Call”) with representatives from the Securities and Exchange Commission (the “Staff”) to address the remaining outstanding issues following the Company’s response on October 18, 2007 to the SEC’s third comment letter dated September 20, 2007.

                In the November call, the Staff raised two issues related to the promissory note delivered in connection with the Company’s acquisition of the assets of Xtend Networks Ltd. (“Xtend”) in 2004. We address both of these issues below.

                First Staff Comment. The Staff’s first comment related to the acquisition of Xtend’s assets in 2004. By way of analogy to SFAS 141, “Business Combinations”, the Company accounted for the contingent promissory note issued to the seller as contingent consideration.  The Staff requested that the Company determine if the original accounting associated with the purchase price allocation resulted in the recording of the acquired assets at 100% of their fair values.

                The valuation performed by a third party appraiser provided a point estimate for the fair value of the acquired assets of approximately $13,700,000. However, the fair value estimate is one that is dependent on many difficult assumptions, such as forecasted revenue, forecasted cash flows and appropriate discount rates commensurate with the risk of the assets being valued. Management has discussed this matter further with the third party appraiser that performed the valuation at the time of the acquisition and confirmed that, while the valuation ultimately provides a single point estimate, that point estimate represents a reasonable point of estimate, which is one value in a reasonable range of values for the asset group.  Management estimates

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

January 4, 2008

that a reasonable range of the valuation for the Xtend acquisition was $12,100,000 to $15,400,000. The amount initially recorded by management for the acquired assets, ($12,300,000), is within this range.  Accordingly, based on the analogy to SFAS 141, we do not believe that an additional amount should have been recorded to the cost of the acquired assets pursuant to paragraph 46 of SFAS 141.

                Second Staff Comment.  The second comment addressed by the Staff was how the non-payment feature of the note was considered in the EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” cash flow analysis upon the modification of the original contingent note and whether the new contingent note contained any embedded derivatives that required separate accounting under FAS 133, “Accounting for Derivative Instruments and Hedging Activities.”

                The Company previously determined that the contingent note met the requirements for extinguishment of debt accounting under EITF 96-19 based on a cash flow analysis of the old and new debt instruments and the guidance under EITF 05-7, “Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues,” in determining if the contingent note met the requirements for extinguishment of debt accounting under EITF 96-19.  After including the value of the contingent non-payment feature in the cash flow analysis, the Company determined that there was not a scenario that resulted in the differences between the cash flow values of the old instrument and the new instrument of less than 10%.  Accordingly, the Company concluded that the old debt instrument was extinguished.

                The Company agrees with the Staff’s comment and has concluded that the contingent non-payment feature met the criteria in paragraph 12 of FAS 133.  Accordingly, the contingent non-payment feature would be subject to the accounting requirements of FAS 133 whereby the contingent non-payment feature would be recorded at fair value at each reporting period with the adjustment to its fair value recorded through earnings.  The Company has elected to present the embedded derivative on a combined basis with the note due to the legal right of offset between the two features of the note (e.g., the payment obligation and the non-payment option).

                The Company previously recorded the $6,500,000 par value financial liability at its estimated fair value of $3,957,000 following the extinguishment of the original debt instrument in December 2005. This fair value estimate contains two basic elements (i) the impact of discounted cash flows for the time value of the estimated life of the financial liability and (ii) the impact of the probability of non-payment. The second element represents the value of the embedded derivative.

                Through 2006, the Company had been accreting the financial liability to its par value over its estimated life. Management, with the assistance of a third party expert, examined the fair value of the derivative and changes therein as compared to the accretion recorded in the various reporting periods since December 2005. Management has concluded that the differences resulting from the fluctuations in the value of the derivative as compared to the accretion recorded by the Company are immaterial in all reporting periods from quantitative and qualitative perspectives (approximately 0.6% and 0.3% of the losses in 2005 and 2006,

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

January 4, 2008

respectively). Therefore, management proposes to revise its disclosure in future filings to include disclosure about the embedded derivative as follows:

“Following the amendment of the promissory note, the Company concluded that the contingent non-payment/cancellation feature met the criteria in paragraph 12 of FAS 133 and is considered an embedded derivative instrument.  Accordingly, the contingent non-payment feature is subject to the accounting requirements of FAS 133 whereby the contingent non-payment feature would be recorded at fair value at each reporting period with the adjustment to its fair value recorded through earnings as financial expenses. The Company has elected to present the embedded derivative on a combined basis with the promissory note due to the legal right of offset between the two features of the note. In 2006, the adjustment of the embedded derivative to its fair value was approximately $712,000.”

                Management will also revise the disclosure regarding the amount of accretion recorded in 2006 from $1,111,000, as previously disclosed, to $399,000, which is the remaining accretion recorded in 2006 after the allocation of fair value to the derivative. Both expenses are recorded in the same line item “financial expenses.”

                We are happy to discuss these issues with you further, and look forward to your response.  Please feel free to call me at (678) 282-8025 if you have any further questions or would like additional information regarding these matters.

Sincerely,

/s/ Robert K. Mills
Robert K. Mills
Chief Financial Officer

Cc:	Tashia L. Rivard, General Counsel
Rubi Suliman, PricewaterhouseCoopers, Tel-Aviv